UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-233852) of China Natural Resources, Inc. (the "Company"), and related prospectus, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Results of Operations

Furnished herewith on behalf of the Company are the following:

(a)       Unaudited Financial Statements:

-	Condensed Consolidated Statements of Profit or Loss (Unaudited) for the Six Months Ended June 30, 2021 and 2020

-	Condensed Consolidated Statements of Comprehensive Income (Unaudited) for the Six Months Ended June 30, 2021 and 2020

-	Condensed Consolidated Statements of Financial Position as of June 30, 2021 (Unaudited) and December 31, 2020

-	Condensed Consolidated Statements of Changes in Equity (Unaudited) for the Six Months Ended June 30, 2021 and 2020

-	Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2021 and 2020

-	Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)       Management's Discussion and Analysis of Financial Condition and Results of Operations

Press Release

On November 5, 2021, the Company issued a press release including a portion of the information contained in this current report. The press release furnished herewith as Exhibit 15.1 shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit Index

15.1	Press Release dated November 5, 2021.
101.INS	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: November 5, 2021	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Amounts in thousands, except per share data)

		Six Months Ended June 30,
		2020	2021	2021
	Notes	CNY	CNY	US$
		(Unaudited)	(Unaudited)	(Unaudited)

Revenue	3	6,867	—	—
Cost of sales		(6,844)	—	—
GROSS PROFIT		23	—	—

Administrative expenses		(3,864)	(6,102)	(945)
OPERATING LOSS		(3,841)	(6,102)	(945)

Finance costs	5	(13)	(129)	(20)
Interest income	5	9	5	1
Fair value loss	5	—	(24,807)	(3,842)
LOSS BEFORE INCOME TAX	5	(3,845)	(31,033)	(4,806)
Income tax benefit	6	6,586	4,292	665

PROFIT/(LOSS) FOR THE PERIOD		2,741	(26,741)	(4,141)

ATTRIBUTABLE TO:
Owners of the Company		2,741	(26,741)	(4,141)
Non-controlling interests		—	—	—

(Loss)/ profit of the year		2,741	(26,741)	(4,141)

EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted - Earnings/(loss) per share	7	0.11	(0.71)	(0.11)

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Amounts in thousands)

	Six Months Ended June 30,
	2020	2021	2021
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

PROFIT/(LOSS) FOR THE PERIOD	2,741	(26,741)	(4,141)
Other comprehensive (loss)/income:

Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of subsidiaries	(160)	2,646	410
Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	—	(9,542)	(1,478)

Total other comprehensive loss for the period, net of tax	(160)	(6,896)	(1,068)

TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	2,581	(33,637)	(5,209)

Attributable to:
Owners of the Company	2,581	(33,637)	(5,209)
Non-controlling interests	—	—	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	2,581	(33,637)	(5,209)

See notes to condensed consolidated financial statements

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020

(Amounts in thousands)

		December 31,	June 30,	June 30,
		2020	2021	2021
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	158	125	19
Other non-current assets		—	9	1
Right-of-use assets	10(a)	1,079	719	111

TOTAL NON-CURRENT ASSETS		1,237	853	131

CURRENT ASSETS
Prepayments		25	60	9
Other receivables		42	39	6
Cash and cash equivalents	11	2,450	32,538	5,039
Financial assets at fair value through profit or loss	12	138,674	104,756	16,224

TOTAL CURRENT ASSETS		141,191	137,393	21,278

TOTAL ASSETS		142,428	138,246	21,409

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables		100	100	15
Other payables and accrued liabilities	13	3,558	3,567	552
Taxes payable		10,205	—	—
Derivative financial liabilities	12	—	8,007	1,240
Lease liabilities	10(b)	745	737	114
Due to related companies	17(b)	9,158	5,593	866
Due to the Shareholder	17(c)	7,149	14,050	2,176

TOTAL CURRENT LIABILITIES		30,915	32,054	4,963

NON-CURRENT LIABILITIES
Deferred tax liabilities	6	9,964	4,625	716
Lease liabilities	10(b)	347	—	—

TOTAL NON-CURRENT LIABILITIES		10,311	4,625	716

TOTAL LIABILITIES		41,226	36,679	5,679

EQUITY	14
Issued capital		390,297	421,988	65,352
Other capital reserves		716,776	719,087	111,362
Accumulated losses		(1,002,705)	(1,029,446)	(159,426)
Other comprehensive losses		(3,166)	(10,062)	(1,558)

TOTAL EQUITY		101,202	101,567	15,730

TOTAL LIABILITIES AND EQUITY		142,428	138,246	21,409

See notes to condensed consolidated financial statements

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CHINA NATURAL RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FOR SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Amounts in thousands)

	Attributable to Owners of the Company
	Issued capital	Other capital reserves	Accumulated losses	Other comprehensive (loss)/income	Total
	CNY	CNY	CNY	CNY	CNY

AT JANUARY 1, 2020	312,081	692,518	(1,028,284)	(3,869)	(27,554)
Income for the period	—	—	2,741	—	2,741
Foreign currency translation adjustments	—	—	—	(160)	(160)
Total comprehensive income/(loss)	—	—	2,741	(160)	2,581
AT JUNE 30, 2020	312,081	692,518	(1,025,543)	(4,029)	(24,973)

AT JANUARY 1, 2021	390,297	716,776	(1,002,705)	(3,166)	101,202
Loss for the period	—	—	(26,741)	—	(26,741)
Foreign currency translation adjustments	—	—	—	(6,896)	(6,896)
Total comprehensive loss	—	—	(26,741)	(6,896)	(33,637)
Issuance of shares (Note 14)	31,691	—	—	—	31,691
Share-based payments (Note 15)	—	2,311	—	—	2,311
AT JUNE 30, 2021	421,988	719,087	(1,029,446)	(10,062)	101,567
AT JUNE 30, 2021 (US$)	65,352	111,362	(159,426)	(1,558)	15,730

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Amounts in thousands)

		Six months ended June 30,
		2020	2021	2021
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES		(1,254)	(5,404)	(837)

INVESTING ACTIVITIES
Disposal of a subsidiary	16	—	(263)	(41)
Purchases of property, plant and equipment		(5)	—	—

NET CASH FLOWS USED IN INVESTING ACTIVITIES		(5)	(263)	(41)

FINANCING ACTIVITIES
Repayments to related companies		(4,200)	—	—
Repayments to the Shareholder		—	(7,155)	(1,108)
Payments of interest expenses of lease liabilities		(9)	(21)	(3)
Payments of principal portion of lease liabilities		(513)	(355)	(55)
Proceeds from issuance of shares and warrants		—	41,996	6,504
Advances from the Shareholder		501	—	—
Advances from related companies		5,069	430	67

NET CASH FLOWS FROM FINANCING ACTIVITIES		848	34,895	5,405

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(411)	29,228	4,527

NET FOREIGN EXCHANGE DIFFERENCE		(20)	860	133

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		3,444	2,450	379

CASH AND CASH EQUIVALENTS AT END OF PERIOD		3,013	32,538	5,039

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. ("CHNR" or the "Company") is a British Virgin Islands ("BVI") holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company does not conduct any substantive operations on its own and conducts its primary business operations through its subsidiaries (collectively with CHNR, the "Group").

CHNR's principal shareholder is Feishang Group Limited ("Feishang Group" or the "Shareholder"), a BVI corporation. Mr. Li Feilie is the beneficial owner of Feishang Group. In the opinion of the directors of the Company (the "Directors"), the ultimate parent of CHNR is Laitan Investment Limited, a BVI corporation.

2. BASIS OF PRESENTATION

Basis of consolidation

The interim condensed consolidated financial statements for the six months ended June 30, 2021 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements, and should be read in conjunction with the consolidated financial statements and footnotes thereto included in the annual report on Form 20-F for the year ended December 31, 2020 (the "2020 Annual Report").

The condensed consolidated financial statements include the accounts of CHNR and those subsidiaries in which CHNR has direct or indirect controlling interests. The Company's subsidiaries as of June 30, 2021 are as described in the 2020 Annual Report except for Yangpu Lianzhong Mining Co., Limited ("Yangpu Lianzhong") which was disposed by the Group on April 28, 2021. Refer to Note 16 for further details.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

For the convenience of readers, amounts in Renminbi, the Chinese currency ("CNY"), have been translated into United States dollars ("US$") at the applicable rate of US$1.00 = CNY6.4572 as quoted by www.ofx.com as of June 30, 2021, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

Changes in accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group's annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of the following amendments to standards effective as of January 1, 2021.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate ("IBOR") is replaced with an alternative nearly risk-free interest rate ("RFR").

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

2. BASIS OF PRESENTATION (CONTINUED)

Changes in accounting policies (continued)

The amendments include the following practical expedients:

-A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;

-Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued; and

-Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

These amendments had no impact on the interim condensed consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3. REVENUE

Revenue represents the following:

	Six months ended June 30,
	2020	2021	2021
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue from contracts with a customer	6,867	—	—

Revenue from contracts with a customer

(a)       Disaggregated revenue information

	Six months ended June 30,
	2020	2021	2021
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Type of goods
Sale of copper ores	6,867	—	—

Geographic market
Mainland China	6,867	—	—

Timing of revenue recognition
Goods transferred at a point in time	6,867	—	—

All revenue was generated from the exploration and mining segment (Note 4).

No revenue was recognized in the current reporting period that was included in the contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

3. REVENUE (CONTINUED)

(b)        Performance obligations

Information about the Group's performance obligations is summarized below:

Trading of copper ores

The performance obligation is satisfied upon delivery of the copper ore and payment is generally due within 3 months from delivery.

4. SEGMENT INFORMATION

As of June 30, 2021, the Company had one operating segment: exploration and mining. The segment analysis below is provided for the Group's operations, namely exploration and mining operations.

Segment performance is evaluated based on reportable segment profit/loss, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group's profit/loss before tax except head office and corporate expenses are excluded from such measurement.

For the six months ended June 30, 2020, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total

Six months ended June 30, 2020 (Unaudited)
Revenues from external customers	6,867	—	6,867
Depreciation of property, plant and equipment	(31)	(1)	(32)
Depreciation of right-of-use assets	—	(577)	(577)
Operating loss	(310)	(3,531)	(3,841)
Interest income	—	9	9
Finance costs	(9)	(4)	(13)
Income tax benefit	—	6,586	6,586
(Loss)/gain for the period	(319)	3,060	2,741

As at December 31, 2020 (Audited)
Total assets	549	141,879	142,428
Total liabilities	2,987	38,239	41,226

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

4. SEGMENT INFORMATION (CONTINUED)

For the six months ended June 30, 2021, the segment results were as follows:

	CNY
	Exploration and mining	Corporate activities	Total

Six months ended June 30, 2021 (Unaudited)
Revenues from external customers	—	—	—
Depreciation of property, plant and equipment	(31)	(2)	(33)
Depreciation of right-of-use assets	—	(360)	(360)
Operating loss	(333)	(5,769)	(6,102)
Fair value loss	—	(24,807)	(24,807)
Interest income	—	5	5
Finance costs	—	(129)	(129)
Income tax benefit	—	4,292	4,292
Loss for the period	(333)	(26,408)	(26,741)

As at June 30, 2021 (Unaudited)
Total assets	380	137,866	138,246
Total liabilities	3,271	33,408	36,679

	US$
	Exploration and mining	Corporate activities	Total

Six months ended June 30, 2021 (Unaudited)
Revenues from external customers	—	—	—
Depreciation of property, plant and equipment	(5)	—	(5)
Depreciation of right-of-use assets	—	(56)	(56)
Operating loss	(52)	(893)	(945)
Fair value loss	—	(3,842)	(3,842)
Interest income	—	1	1
Finance costs	—	(20)	(20)
Income tax benefit	—	665	665
Loss for the period	(52)	(4,089)	(4,141)

As at June 30, 2021 (Unaudited)
Total assets	59	21,350	21,409
Total liabilities	507	5,172	5,679

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

5. LOSS BEFORE INCOME TAX

The Group's loss before tax is arrived at after (crediting)/charging:

	Six months ended June 30,
	2020	2021	2021
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Crediting:
Interest income on bank deposits	(9)	(5)	(1)

Charging:
Cost of sales	6,844	—	—
Finance costs*	13	129	20

Issuance expense in related to placement (Note 14 and 15)	—	1,579	245

Employee benefit expenses	632	696	108
Depreciation and amortization:
- Property, plant and equipment	32	33	5
- Right-of-use assets (Note 10(a))	577	360	56
Fair value loss, net:
- Financial assets at fair value through profit or loss (Note 12.1)	—	26,015	4,029
- Derivative financial liabilities (Note 12.2)	—	(1,208)	(187)
Expense relating to short-term leases (included in administrative expenses)	116	117	18

*	Finance costs from operations mainly represented bank charges, foreign currency exchange differences and interest on lease liabilities. The amounts of bank charges were CNY4.00 and CNY3.00 (US$0.46); the foreign currency exchange losses amounted to nil and CNY105.00 (US$16.26); and the interest on lease liabilities amounted to CNY9.00 and CNY21.00 (US$3.25), for the six months ended June 30, 2020 and 2021, respectively.

6. INCOME TAX BENEFIT

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in the People's Republic of China (the "PRC"). It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong income tax rate is 16.50%. Under the law of the PRC regarding corporate income tax and the Implementation Regulation of the Corporate Income Tax Law, the tax rate applicable for PRC entities is 25%.

The Group's effective tax rates were 0%* and 12.49% for the six months ended June 30, 2020 and 2021, respectively. The change in effective tax rate compared to the prior period was mainly due to CNY4.29 million tax benefit recognized for a taxable temporary difference decrease of CNY26.02 million related to fair value loss on the Company's investment in 8.69% equity interest of Feishang Anthracite Resources Limited ("FARL"), which was purchased on August 17, 2020, for the six months ended June 30, 2021. Refer to Note 12 for further details.

*	The income tax benefit of CNY6.59 million for the six months ended June 30, 2020 was viewed as a discrete item excluded from effective tax rate calculation for the six months ended June 30, 2020, as it was attributable to the reversal of a prior withholding corporate income tax payable which is no longer required to be paid according to the prevailing Regulations for the Implementing of the Corporate Income Tax Law of the PRC.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

7. EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

Basic and diluted net earnings/(loss) per share for the six months ended June 30, 2020 and 2021 are as follows:

	Six months ended June 30,
	2020	2021	2021
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Profit/(loss):
Profit/(loss) attributable to ordinary equity holders of the Company	2,741	(26,741)	(4,141)

Number of Shares:
Weighted average number of common shares for basic and diluted earnings/(loss) per share:
Basic and diluted	24,910,916	37,488,634	37,488,634

Earnings/(loss) per share:
Basic and diluted	0.11	(0.71)	(0.11)

No adjustment has been made to basic earnings/(loss) per share for the six months period ended June 30, 2021 in respect of a dilution as the outstanding warrants had no dilutive effect because the average market price of ordinary shares during the reporting period was lower than the exercise price of the warrants.

8. DIVIDEND

No dividend was paid or declared by the Company for the six months ended June 30, 2021 and June 30, 2020.

9. PROPERTY, PLANT AND EQUIPMENT

	December 31,	June 30,	June 30,
	2020	2021	2021
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

At cost:
Buildings	46	46	7
Machinery and equipment	863	863	134
Motor vehicles	279	279	43
Accumulated depreciation and amortization	(1,030)	(1,063)	(165)

	158	125	19

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

10. LEASES

(a)	Right-of-use assets

The carrying amounts of the Group's right-of-use assets and the movements during the year are as follows:

	Buildings	Buildings
	CNY	US$

As of January 1, 2020	616	95
Addition	1,439	223
Depreciation charge	(976)	(151)
As of December 31, 2020 and January 1, 2021	1,079	167
Depreciation charge	(360)	(56)

As of June 30, 2021	719	111

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the period are as follows:

	Lease liabilities	Lease liabilities
	CNY	US$

As of January 1, 2020	803	124
Addition	1,439	223
Accretion of interest recognized during the period	38	6
Payments	(1,188)	(184)

As of December 31, 2020	1,092	169
Analyzed into:
Current portion	745	115
Non-current portion	347	54

As of January 1, 2021	1,092	169
Accretion of interest recognized during the period	21	3
Payments	(376)	(58)

As of June 30, 2021	737	114
Analyzed into:
Current portion	737	114
Non-current portion	—	—

11. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are set out below as of December 31, 2020 and June 30, 2021:

	December 31,	June 30,	June 30,
	2020	2021	2021
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Cash and cash equivalents
- Cash on hand	64	64	10
- Cash at bank	2,386	32,474	5,029

Cash and cash equivalents	2,450	32,538	5,039

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

12. FINANCIAL INSTRUMENTS

12.1       Financial assets

Set out below, is an overview of financial assets, other than cash and short-term deposits, held by the Group as at December 31, 2020 and June 30, 2021:

	December 31,	June 30,	June 30,
	2020	2021	2021
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Debt instruments at amortized cost:
Financial assets included in other receivables	32	32	5
Financial assets at fair value through profit or loss:
Listed equity investments (Note i)	138,674	104,756	16,224

Total	138,706	104,788	16,229

Total Current	138,706	104,788	16,229
Total Non-current	—	—	—

Note i

On August 17, 2020, the Company entered into a definitive share purchase agreement with Feishang Group to acquire 120,000,000 shares, or 8.69% of the equity interest in, FARL, a company listed on the Main Board of the Hong Kong Stock Exchange (the "Equity Investment"). In exchange, the Company agreed to issue 9,077,166 of its common shares to Feishang Group at a total transaction price amounting to approximately CNY78,288 (US$12,124). The total transaction price of the exchange was based on the average closing price of FARL for the five trading days before August 17, 2020, adjusted for a 27.5% discount in consideration of the impact of a lack of marketability due to the low trading volume of FARL on the Hong Kong Stock Exchange. Upon the completion of above-mentioned acquisition of shares of FARL and the issuance of the shares of the Company on August 17, 2020, the Company recognized financial assets at fair value through profit or loss amounting to CNY107,340 (US$16,623) as they were held for trading.

The fair value of the Equity Investment in FARL is determined by reference to its quoted market prices in the Hong Kong Stock Exchange.

The fair value loss of CNY26,015 (US$4,029) during the six months ended June 30, 2021 (Note 5) was recognized according to fair value changes for the six months ended June 30, 2021.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

12. FINANCIAL INSTRUMENTS (CONTINUED)

12.2 Financial liabilities

Set out below is an overview of financial liabilities of the Group as at December 31, 2020 and June 30, 2021:

	December 31,	June 30,	June 30,
	2020	2021	2021
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Derivatives not designated as hedging instruments:
Derivative financial liabilities (Note ii)	—	8,007	1,240
Financial liabilities at amortized cost:
Trade payables	100	100	15
Financial liabilities in other payables and accruals	3,029	3,248	503
Due to related companies	9,158	5,593	866
Due to the Shareholder	7,149	14,050	2,176
Lease liabilities, current	745	737	114
Lease liabilities, non-current	347	—	—

Total	20,528	31,735	4,914

Total current	20,181	31,735	4,914
Total non-current	347	—	—

Note ii

On January 20, 2021, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company issued and sold on January 22, 2021, (i) in a registered direct offering, an aggregate of 3,960,000 of its common shares at a price of US$1.85 per share, and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,584,000 of its common shares with an initial exercise price of US$2.35 per share. Refer to Note 14 for further details.

The Company recognized the warrants issued to the investors as derivative financial liabilities (not designated as hedging instruments) with a fair value of CNY9,246 (US$ 1,427*) on the issue date as the investors have the right to exercise their warrants on a cashless basis. Per IAS 32, a contract settled by a single net payment (generally referred to as net cash-settled or net equity-settled as the case may be) is a financial liability and not an equity instrument. The fair value gain of CNY1,208 (US$ 187) for the six months ended June 30, 2021 (Note 5) were recognized according to fair value changes for the period from the issue date to June 30, 2021.

*	As the changes in equity from this private placement transaction are dominated in US$, the amount in US$ is the actual transaction amount and the corresponding amount in CNY was translated from US$ at the applicable exchange rate of the transaction date, January 22, 2021.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

12. FINANCIAL INSTRUMENTS (CONTINUED)

12.3 Fair value

Management assessed the fair values of cash and cash equivalents, financial assets included in other receivables, trade payables, financial liabilities in other payables and accruals, amounts due to related companies and the Shareholder, at approximately their carrying amounts largely due to the short-term maturities of these instruments.

The following table provides the fair value measurement hierarchy of the Group's financial assets and financial liabilities as at December 31, 2020 and June 30, 2021:

As of December 31, 2020	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	CNY	CNY	CNY	CNY

Recurring fair value measurement:

Financial assets
Financial assets at fair value through profit or loss	138,674	—	—	138,674

As of June 30, 2021	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	CNY	CNY	CNY	CNY

Recurring fair value measurement:

Financial assets
Financial assets at fair value through profit or loss	104,756	—	—	104,756

Financial liabilities
Derivative financial liabilities	—	8,007	—	8,007

As of June 30, 2021	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	US$	US$	US$

Recurring fair value measurement:

Financial assets
Financial assets at fair value through profit or loss	16,224	—	—	16,224

Financial liabilities
Derivative financial liabilities	—	1,240	—	1,240

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

12. FINANCIAL INSTRUMENTS (CONTINUED)

12.3 Fair value (continued)

Level 1:

Financial assets at fair value through profit or loss

The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. As of December 31, 2020 and June 30, 2021, the Group remeasured the fair value of Equity Investment in FARL by reference to its quoted market prices in the Hong Kong Stock Exchange at each reporting date.

Level 2:

Derivative financial liabilities

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

There is no established public trading market for the warrants issued to investors on the January 22, 2021. As of June 30, 2021, the Group measured the fair value of those warrants on a recurring basis using a binomial lattice pricing model with significant inputs including the underlying spot price of the Company's ordinary shares, exercise price, time to expiration, risk-free rate and equity volatility, etc., which are all relevant observable inputs.

12.4 Financial risk

The financial instruments of the Group primarily include cash and cash equivalents, financial assets at fair value through profit or loss, certain other current assets, trade payables, other payables and certain accrued liabilities, lease liabilities, amounts due to related companies, amounts due to the Shareholder and derivative financial liabilities.

The Group is exposed to credit risk, foreign currency risk, business and economic risk and liquidity risk. The Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial liabilities for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarized below.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

12. FINANCIAL INSTRUMENTS (CONTINUED)

12.4 Financial risk (continued)

(a)        Credit risk

Maximum exposure and period-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on the information available to the Group regarding the number of days various customer segmens are past due unless other information is available without undue cost or effort, and period-end staging classification as of December 31, 2020 and June 30, 2021. The amounts of expected credit losses ("ECLs") presented are gross carrying amounts for financial assets.

December 31, 2020	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Total
	(Audited)	(Audited)	(Audited)	(Audited)
	CNY	CNY	CNY	CNY

Financial assets included in other receivables
- Normal*	32	—	—	32
- Doubtful*	—	—	—	—
Cash and cash equivalents
- Not yet past due	2,450	—	—	2,450

Total	2,482	—	—	2,482

June 30, 2021	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	CNY	CNY	CNY	CNY

Financial assets included in other receivables
- Normal*	32	—	—	32
- Doubtful*	—	—	—	—
Cash and cash equivalents
- Not yet past due	32,538	—	—	32,538

Total	32,570	—	—	32,570

June 30, 2021	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	US$	US$	US$

Financial assets included in other receivables
- Normal*	5	—	—	5
- Doubtful*	—	—	—	—
Cash and cash equivalents
- Not yet past due	5,039	—	—	5,039

Total	5,044	—	—	5,044

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

12. FINANCIAL INSTRUMENTS (CONTINUED)

12.4 Financial risk (continued)

(a)	Credit risk (continued)

*	The credit quality of the financial assets included in other receivables is considered to be "normal" when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be "doubtful."

Cash and cash equivalents

The Group maintains its cash and cash equivalents primarily with various PRC state-owned banks and Hong Kong based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

(b)	Foreign currency risk

The CNY is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of the CNY into foreign currencies. The value of the CNY is subject to changes in PRC government policies and to international economic and political developments affecting the supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China.

(c)	Business and economic risk

The Group's operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 40 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the political, economic and social conditions in the PRC. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

(d)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements to ensure that it maintains sufficient cash and cash equivalents, and adequate time deposits to meet its liquidity requirements in the short and long term.

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

December 31, 2020	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Trade payables	—	100	—	—	100
Financial liabilities in other payables and accruals	—	3,029	—	—	3,029
Due to related companies	—	9,158	—	—	9,158
Due to the Shareholder	—	7,149	—	—	7,149
Lease liabilities	—	753	376	—	1,129

	—	20,189	376	—	20,565

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

12. FINANCIAL INSTRUMENTS (CONTINUED)

12.4 Financial risk (continued)

(d)       Liquidity risk (continued)

June 30, 2021	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Derivative financial liabilities	8,007	—	—	—	8,007
Trade payables	—	100	—	—	100
Financial liabilities in other payables and accruals	—	3,248	—	—	3,248
Due to related companies	—	5,593	—	—	5,593
Due to the Shareholder	—	14,050	—	—	14,050
Lease liabilities	—	751	—	—	751

	8,007	23,742	—	—	31,749

June 30, 2021	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$

Derivative financial liabilities	1,240	—	—	—	1,240
Trade payables	—	15	—	—	15
Financial liabilities in other payables and accruals	—	503	—	—	503
Due to related companies	—	866	—	—	866
Due to the Shareholder	—	2,176	—	—	2,176
Lease liabilities	—	116	—	—	116

	1,240	3,676	—	—	4,916

(e)        Equity price risk

Equity price risk is the risk that the fair values of equity securities decrease as a result of changes in the levels of equity indices and the value of individual securities. The Group is exposed to equity price risk arising from individual equity investments included in financial assets at fair value through profit or loss (Note 12.1) as of June 30, 2021. The Group's listed investment is listed on the Hong Kong Stock Exchange and is valued at quoted market prices at the end of the reporting period.

The market equity indices for the following stock exchanges, at the close of business of the nearest trading day in the year to the end of the reporting period, and their respective highest and lowest points during the year were as follows:

		High/low
	June 30, 2021	Six months ended June 30, 2021
		31,085	/
Hong Kong – Hang Seng Index	28,828	27,473

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

12. FINANCIAL INSTRUMENTS (CONTINUED)

12.4 Financial risk(continued)

(e)        Equity price risk (continued)

The following table demonstrates the sensitivity to every 1% change in the fair values of the equity investments, with all other variables held constant and before any impact on tax, based on their carrying amounts at the end of the reporting period.

	Carrying amount of equity investments	Increase/ (decrease) in profit before tax	Increase/ (decrease) in equity*
June 30, 2021	CNY	CNY	CNY

Investments listed in:
Hong Kong – Financial assets at fair value through profit or loss	104,756	1,048/(1,048)	—

	Carrying amount of equity investments	Increase/ (decrease) in profit before tax	Increase/ (decrease) in equity*
June 30, 2021	US$	US$	US$

Investments listed in:
Hong Kong – Financial assets at fair value through profit or loss	16,224	162/(162)	—

*	Excluding retained earnings

(f)        Capital management

The Group monitors capital on the basis of the debt to capital ratio (gearing ratio), which is calculated as interest-bearing debt divided by total capital. Interest-bearing debt mainly includes lease liabilities. Capital includes total equity and interest-bearing debt. The gearing ratio was 0.7% as of June 30, 2021 (December 31, 2020: 1.1%).

13. OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31,	June 30,	June 30,
	2020	2021	2021
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Contract deposit	102	104	16
Social security payable (a)	96	91	14
Payroll payable	423	228	35
Welfare payable	10	—	—
Accrued expenses	2,909	3,130	485
Others	18	14	2

	3,558	3,567	552

(a)	The social security payable represents amounts payable to the PRC government-managed retirement insurance, medical insurance, etc.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

14. EQUITY

(a)        Issued capital

	December 31,	June 30,	June 30,
	2020	2021	2021
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Authorized:
10,000,000 preferred shares, no par value	—	—	—
200,000,000 common shares, no par value	—	—	—

Ordinary shares issued and fully paid:
June 30, 2021: 37,948,082, December 31, 2020: 33,988,082, common shares, no par value	390,297	421,988	65,352

A summary of movements in the Company's share capital is as follows:

	Number of shares	Share capital
Ordinary shares issued and fully paid		CNY	US$

At January 1, 2021	33,988,082	390,297	60,444

Ordinary shares issued on Jan 22, 2021 through private placement	3,960,000	31,691	4,908

At June 30, 2021	37,948,082	421,988	65,352

On January 20, 2021, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company issued and sold on January 22, 2021, (i) in a registered direct offering, an aggregate of 3,960,000 of its common shares at a price of US$1.85 per share, and (ii) in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,584,000 of its common shares of the Company with an initial exercise price of US$2.35 per share, for gross proceeds of approximately CNY47,484 (US$7,326*), before deducting fees to the placement agent and other estimated offering expenses payable by the Company.

The Company recognized the warrants issued to the investors as derivative financial liabilities (Note 12.2) at the fair value of the warrants on the issue date, which amounted to CNY9,246 (US$1,427*), as the investors have the right to exercise their warrants on a cashless basis according to the agreement clause. Per IAS 32, a contract settled by a single net payment (generally referred to as net cash-settled or net equity-settled as the case may be) is a financial liability and not an equity instrument. The gross proceeds of this offering less the fair value of warrants issued to investors amounted to CNY38,238 (US$5,899*) and was recorded in share capital.

Upon the closing of this offering and the private placement, the Company paid or committed to pay fees and offering expenses of CNY5,815 (US$898*), which consists of 8% of gross proceeds and certain expenses reimbursement to the placement agent in cash and the offering expenses related to other professional services. The total amount of fees and offering expenses were allocated to the issuance of common shares and investor warrants according to their fair value at the date of issuance. The amount allocated to the issuance of the shares of CNY4,685 (US$723*) have been charged directly to equity as a reduction in share capital. The amount allocated to the issuance of investor warrants of CNY1,130 (US$175*) were expensed and are included in administrative expenses.

*	As the changes in equity from this private placement transaction are dominated in US$, all the amount in US$ of this disclosure paragraph are actual transaction amount and corresponding amount in CNY were translated from US$ at the applicable exchange rate of the transaction date, January 22, 2021.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

14. EQUITY (CONTINUED)

(b)        Other capital reserves

Other capital reserves of the Company are mainly for the issuance of shares, equity-settled share-based compensation, the exercise of stock options, the exercise of warrants, and deemed contribution from the Shareholder of the Company and related companies.

15. SHARE-BASED PAYMENTS

The issuance of warrants to the placement agent

As mentioned in Note 14(a), in addition to fees and offering expenses paid in cash to the placement agent, the Group issued to the placement agent warrants initially exercisable for the purchase of an aggregate of 396,000 common shares of the Company with an initial exercise price of US$2.35 per share (the "agent warrants") on substantially the same terms as the warrants issued to investors, except that the agent warrants became exercisable on July 22, 2021, 180 days after the issue date. The issuance of the agent warrants is an equity-settled share-based payment for professional services received from the placement agent. The Company recognized other capital reserves in an amount of CNY2,311 (US$357*), the fair value of agent warrants as of issuance date. The fair value of services recorded is not used since it cannot be reliably estimated. The amount was allocated to the issuance of the common shares and investor warrants according to their fair value at the date of issuance and CNY1,862 (US$287*) and CNY449 (US$69*) were charged to share capital and administrative expenses respectively.

The fair value of the agent warrants is estimated at the issue date using a binomial lattice pricing model using significant inputs including underlying spot price of the Company's ordinary shares, exercise price, time to expiration, risk-free rate and equity volatility, etc.

*	As the changes in equity from this private placement transaction are dominated in US$, all the amount in US$ of this disclosure paragraph are actual transaction amount and corresponding amount in CNY were translated from US$ at the applicable exchange rate of the transaction date, January 22, 2021.

16. DISPOSAL OF A SUBSIDIARY

On April 28, 2021, the Company's subsidiary, China Coal Mining Investment Ltd (“China Coal”) entered into an equity transfer agreement to transfer 100% of the equity interests of Yangpu Lianzhong for total consideration of CNY103,767 (US$16,070) to the Company's related party, Shenzhen Feishang Energy Investment Co., Limited ("Feishang Energy").

At the date of disposal, the carrying values of the net assets of the disposed subsidiary was as follows:

Date of disposal
CNY
(Unaudited)

Other receivables	114,766
Cash and cash equivalents	263
Other payables and accrued liabilities	(1,062)
Taxes payable	(10,200)
Net assets subject to disposal	103,767
Consideration	103,767
Net impact	—

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

16. DISPOSAL OF A SUBSIDIARY (CONTINUED)

The disposal consideration receivable was fully realized by offsetting amounts due to Feishang Energy under a series of creditor right transfer agreements.

An analysis of the cash flow in respect of the disposal of a subsidiary is as follows:

CNY

Cash consideration	—
Cash and bank balances disposed	(263)

Net outflow of cash and cash equivalents included in cash flows from investing activities	(263)

17. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in these condensed financial statements, the Group had the following transactions with related parties during the period.

(a)	Commercial transactions with related parties

		Six months ended June 30,
		2020	2021	2021
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

CHNR's share of office rental, rates and others to Anka Consultants Limited ("Anka")	i	762	205	32
Shenzhen Feishang Management and Consulting Co., Ltd. ("Feishang Management")'s share of office rental to Feishang Enterprise Group Co., Ltd. ("Feishang Enterprise")	ii	83	84	13

(i)	The Company signed a contract with Anka to lease 184 square meters of office premises for 2 years, from July 1, 2020 to June 30, 2022. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.

(ii)	On January 1, 2018, Feishang Management signed an office sharing agreement with Feishang Enterprise. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 33 months. Feishang Management signed a new contract with Feishang Enterprise in October 2020, which expired on September 30, 2021.

(b)	Other transactions with related parties

On April 28, 2021, the Company's subsidiary, China Coal entered into an equity transfer agreement to transfer 100% of the equity interests of Yangpu Lianzhong to the Company's external related party, Feishang Energy for total consideration of CNY103,767 (US$16,070).

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

17. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(c)	Balances with related parties

The Company's balances with related companies are unsecured and non-interest bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

	December 31,	June 30,	June 30,
	2020	2021	2021
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Current:
Payable to related companies:
Feishang Enterprise (a, i)	6,378	2,849	441
Anka Capital Limited ("Anka Capital") (b, iii)	2,780	2,744	425
	9,158	5,593	866

Payable to the Shareholder:
Feishang Group (a, ii)	7,149	14,050	2,176
	7,149	14,050	2,176

Lease liabilities to related parties
Anka (b)	1,092	737	114
	1,092	737	114

(a)	Feishang Enterprise and Feishang Group are controlled by Mr. Li Feilie, who is the beneficial shareholder of the Company.

(b)	Anka Capital and Anka are each jointly owned by Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company.

(i)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(ii)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iii)	The payable to Anka Capital by CHNR represents the net amount of advances from Anka Capital. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

17. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(d)	Compensation of key management personnel of the Group

	Six months ended June 30,
	2020	2021	2021
	CNY	CNY	US$

Wages, salaries and allowances	463	284	44
Housing subsidies	9	8	1
Contribution to pension plans	45	33	5

Total Compensation of key management personnel	517	325	50

The amounts disclosed in the table are the amounts recognized as expenses during the respective period related to key management personnel.

18. COMMITMENTS

There were no capital commitments as of December 31, 2020 and June 30, 2021.

19. SUBSEQUENT EVENTS

On July 27, 2021, the Company entered into a Sale and Purchase Agreement with Mr. Li Feilie to acquire 100% of the equity interests of Precise Space-Time Technology Limited ("Precise Space-Time Technology") for consideration of three million of the Company's newly issued restricted common shares, 120 million shares of FARL, and CNY10.30 million (US$1.60 million). The total value of the consideration that the Company provided to Mr. Li was approximately CNY104.07 million (US$16.12 million), which was a 20% discount to the valuation of Precise Space-Time Technology provided by an independent valuation firm.

Precise Space-Time Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway Environmental Development Co., Ltd. ("Shanghai Onway"). Shanghai Onway is principally engaged in the provision of equipment for rural wastewater treatment and provision of engineering, procurement, and construction services in relation to wastewater treatment in China.

20. APPROVAL OF THE INTERIM FINANCIAL STATEMENTS

These interim condensed consolidated financial statements were approved by the Board of Directors on November 5, 2021.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws. These statements appear in a number of places throughout this report and include, without limitation, statements regarding the intent, belief and current expectations of China Natural Resources, Inc. (the "Company," and together with its subsidiaries, the "Group"), its directors or its officers with respect to the applicability of US taxes to the Company, the availability of internally generated funds and funds for the payment of operating expenses, the impact of a novel strain of coronavirus ("COVID-19") on the Company's operations and markets, and its ability to locate and execute on strategic opportunities. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties associated with metal price volatility; uncertainties related to the Company's ability to fund operations; uncertainties relating to possible future increases in operating expenses, including costs of labor and materials; uncertainties regarding the impact of COVID-19 pandemic; uncertainties regarding the political situation between the People's Republic of China (the "PRC") and the United States, and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including without limitation the information set forth in our Annual Reports on Form 20-F under the heading "Risk Factors." When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2021 were nil, as compared to total sales of CNY6.87 million for the same period in 2020, which were derived from trading copper ore. Bayannaoer Mining ceased trading copper ore in the second half of 2020 due to the volatile fluctuations of copper's price.

The overall gross profit margin was 0.33% for the six months ended June 30, 2020.

INCOME TAX BENEFIT

Management believes that the Company is not subject to US taxes.

Under the current laws of the British Virgin Islands ("BVI"), dividends and capital gains arising from the Company's investments in the BVI are not subject to income tax and no withholding tax is imposed on payments of dividends to the Company.

The Company's subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

The income tax benefit of CNY4.29 million (US$0.67 million) for the six months ended June 30, 2021 represents income tax benefit arising from fair value loss of financial assets and derivative financial liabilities The income tax benefit of CNY6.59 million for the six months ended June 30, 2020 was attributable to the reversal of a prior withholding corporate income tax payable which is no longer required to be paid according to the prevailing Regulations for the Implementing of the Corporate Income Tax Law of the PRC.

LOSS FOR THE PERIOD

Loss for the six months ended June 30, 2021 was CNY26.74 million (US$4.14 million) as compared with a profit of CNY2.74 million for the six months ended June 30, 2020. The loss was mainly due to the net fair value loss (amounting to CNY24.81 million, or US$3.84 million) relating to the Company's holdings in Feishang Anthracite Resources Limited, a company listed on the Hong Kong Stock Exchange ("FARL"), designated as financial assets at fair value through profit or loss, and the impact of warrants issued to institutional investors in a private placement on January 22, 2021, which were designated as derivative financial liabilities.

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LIQUIDITY AND CAPITAL RESOURCES

The Company's primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements and capital expenditures through internally generated cash from prior years, non-interest-bearing loans from related parties, and funds provided pursuant to the mutual cooperation agreement (the "Cooperation Agreement") with Bayannaoer Jijincheng Mining Co., Ltd. As the Wulatehouqi Moruogu Tong Mine ("Moruogu Tong Mine") is in the pre-revenue exploration stage, we expect to continue to incur operating expenses prior to the commencement of revenue-producing activities at the Moruogu Tong Mine and expect those expenses to continue to be funded through internally generated cash reserves from prior years, non-interest-bearing loans from related parties, and funds provided pursuant to the Cooperation Agreement. Feishang Group Limited and Feishang Enterprise Group Company Limited, related parties which have provided non-interest-bearing loans, have confirmed they will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

Net cash used in operating activities for the six months ended June 30, 2021 was approximately CNY5.40 million (US$0.84 million), an increase of approximately CNY4.15 million (US$0.65 million) over the amount used in the six months ended June 30, 2020 which was mainly caused by higher professional service fees in 2021.

Net cash used in investing activities for the six months ended June 30, 2021 was CNY0.26 million (US$0.04 million), as compared to CNY5,000 for the corresponding period in 2020. The cash outflows from investing activities in 2021 represent the disposal of Yangpu Lianzhong in 2021.

Net cash from financing activities for the six months ended June 30, 2021 was CNY34.90 million (US$5.41 million), as compared to CNY0.85 million for the corresponding period in 2020. The cash inflows from financing activities were primarily comprised of net cash proceeds from the issuance of the Company's common shares and warrants to certain institutional investors in January 2021.

The following summarizes the Company's financial condition and liquidity at the dates indicated:

	December 31,	June 30,
	2020	2021
	(Audited)	(Unaudited)
Current ratio	4.57x	4.29x
Working capital (CNY'000)	110,276	105,339

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

OTHER INFORMATION

On July 27, 2021, the Company entered into a Sale and Purchase Agreement with Mr. Li Feilie to acquire 100% of the equity interests of Precise Space-Time Technology Limited ("Precise Space-Time Technology") for consideration of three million of the Company's newly issued restricted common shares, 120 million shares of FARL, and CNY10.30 million (US$1.60 million). The total value of the consideration that the Company provided to Mr. Li was approximately CNY104.07 million (US$16.12 million), which was a 20% discount to the valuation of Precise Space-Time Technology provided by an independent valuation firm. Precise Space-Time Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway Environmental Development Co., Ltd. ("Shanghai Onway"). Shanghai Onway is principally engaged in the provision of equipment for rural wastewater treatment and provision of engineering, procurement, and construction services in relation to wastewater treatment in China.

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